Exhibit B

AJB Capital	March 28, 2016

Daoping Bao – Chairman & CEO, Michael J. Little – COO & CFO

BoD Members:

Douglas Banker, Sid Dutchak, Michael Evans, Rick Kraniak, Mingcheng Tao

To the Management and Board of Directors of Premier Exhibitions,

My firm, AJB Capital, is the holder of more than 5% of the stock of Premier Exhibitions. I am writing this letter and filing with the SEC a Schedule 13D providing notice of our intentions to see Premier’s underlying value restored. I am calling on the leadership of the company to:

•	Prioritize the immediate monetization of our Titanic artifacts as well as its exclusive Salvor-in-Possession rights of the wreck site

•	Fulfill its reporting requirements as a public company

I do not consider myself an activist investor and am not taking the stance of one here now. I think it is better to assist our investees through collaboration and to support value creating efforts, rather than by attack and legal maneuvering. Our goal as a shareholder of Premier is to:

•	Raise concerns

•	Provide solutions

•	Emphasize accountability

•	Assist Premier’s leadership in restoring value

It is sometimes the case with small companies like Premier that management does not have adequate access to meaningful feedback and is not held accountable by outside shareholders. I believe in the case of Premier that it will help management and the board to better understand some of the factors underlying its depressed market valuation. I am offering to help Premier’s leadership refocus on its best path to restore value. I am optimistic and expectant that you will respond positively to shareholder concerns and take advantage of the help I am offering.

Reporting Requirements:

The financial reporting by the company is very late. In my judgment there has been an inadequate amount of disclosure of what progress is being made to restore value. I understand from the filings that you are changing the company’s fiscal reporting periods as a result of the merger. Additionally, the merging of the historic financials of two separate public and private companies from different countries may be problematic. However, the company had an additional six months prior to the merger to prepare for the combined reporting. The time from then until now is almost one year. There has been no quarterly or annual financial report to shareholders since the 10-Q for the period ending August 31, 2015 was filed. In my view, that is too long to go without reporting to shareholders. Premier has also not reported for the new periods of September and December 2015, and we are closing in on March of 2016’s reporting period. I feel this level of disclosure is unacceptable for a public company. There has been only a minimal amount of explanation through recent 8-K filings and that a reason for the lack of disclosure stems from inadequate resources dedicated to financial reporting. This excuse is insufficient and I believe it is significantly damaging Premier’s reputation as a public company. In the time since the announcement of the merger, Premier’s stock has fallen approximately 90% and has since lost its listing on NASDAQ. It appears to me that without outside shareholders holding our leadership accountable, we will continue to be kept in the dark.

History

I have followed Premier for the last nine years. In that time, I have watched as it has experienced a volatile history driven by a revolving door of managers and investors with shifting priorities. I was excited when the announcement was made last year that Premier was merging with Dinoking Tech and that Mr. Bao would take over as Chairman and CEO of the combined company. I believed the point had finally arrived for the value within Premier to become unlocked. We began buying our shares after the announcement of the merger and have patiently waited for news of progress to emerge.

I believed then that fixing the current operations and monetizing the assets would be difficult but achievable. However, I feel that the current muddled strategy, a lack of progress with execution, inadequate reporting, and poor communication to shareholders have driven Premier off track. I believe these factors are also contributing to the severe depression in the market valuation of our company. It is my objective to drive accountability and at the same time assist leadership in restoring value through a more effective strategy.

Assets

Premier’s ownership of over 5,000 Titanic artifacts and our status as Salvor-in-Possession of the Titanic wreck site are in my estimation the most valuable assets we possess. I also believe these are among the most unique and valuable assets held by a company of our size anywhere in America. The most recent appraisal of these assets was made by an independent appraiser only 18 months ago, totaling $218,023,300. This is the latest of several appraisals that continue to value the artifacts at subsequently higher amounts. The current market value of our equity is approximately $3,300,000, along with minimal debt according to the latest filings. Therefore, there is a very large disconnect between the appraised value and what the market expects the company to realize from them. With such a large and growing discrepancy between the two valuations, I believe it is prudent to analyze the prioritization and focus of Premier’s strategy to determine if they are the right ones.

The value of these assets, unlike that of the operations of the exhibition business, is immutable and enduring in my judgment. This value can be realized without Premier conducting exhibitions directly and taking on operational risk. Given Premier’s track record of poor exhibition profitability, an indirect method of commercialization such as a lease or partnership may be the best path to profitability. In addition, our Salvor-in-Possession status of the wreck site has value that can be pursued alongside that of the artifacts. Therefore, shareholders may be better served by leadership focusing on unlocking the value of our collective Titanic assets as its first priority.

Strategy:

The strategic outlook provided by management in January listed stabilizing operations as management’s first priority. Judging by the financials through August 2015, the operations are losing money and the associated cash outflows are impacting the company negatively. Rather than focus resources on a turnaround of the Saturday Night Live exhibit and any other unprofitable ones, it may be best to end those exhibits and stop the bleeding. The locations where they are held, including midtown Manhattan, are highly desirable to many different tenants. This provides Premier an opportunity to unburden itself from the expensive leases and to disengage from the irrational practice of continuing to run an unprofitable exhibit to meet the associated obligations of those leases. Finding a viable alternative may require significant effort and creative thinking to do so without incurring additional expenses, but I believe it is achievable.

I believe that the employees of the company are working hard and are intent on turning around our situation. I applaud the effort, but I also believe that intent and effort alone are not enough. I feel these efforts need to be supported by a capable and engaged board and through the feedback of shareholders to ensure that an optimal strategy is pursued. Judging by the stock price, market investors aren’t supportive of the current path or its momentum. The company’s leadership would be well served to hear that message.

I understand that the investor group led by Mr. Bao holds a stake equal to approximately 47% of our stock when fully converted. I am glad management has so much skin in the game. Nevertheless, you have a fiduciary responsibility to all shareholders to see that the value of our company reflects fully the value of the assets we hold.

I want to reiterate my desire to work collaboratively with the company to unlock its value. I also want to emphasize that in my judgment the current path the company is on is not working and we all may be better off pursuing an alternate course of action. I am making myself available to you. Please take me up on the offer.

Sincerely,

/s/ Adam J. Bradley

Adam J. Bradley, Principal

AJB Capital